ROLLING THUNDER EXPLORATION LTD.

COMPENSATION COMMITTEE

CHARTER AND TERMS OF REFERENCE

General

The purpose of this document is to establish the charter and terms of reference of the Compensation Committee of Rolling Thunder Exploration Ltd. (the “Corporation”).

Purpose

The purpose of the Compensation Committee is to:

(a)

recommend, review and approve corporate goals and objectives relevant to the
CEO and director performance and evaluate CEO performance to determine compensation;

(b)

make recommendations to the Board regarding compensation including incentive and equity-based compensation plans; and

(c)

review executive officer and director compensation disclosure prior to its public disclosure.

Structure and Authority

The Compensation Committee shall be comprised of a minimum of three directors, including a Committee Chair, all of which, in the opinion of the Board, are independent directors.  The members of the Committee and its Chair shall be appointed by the Board.

The Compensation Committee has the power, at the expense of the Corporation, to retain, instruct, compensate and terminate independent advisors to assist the Compensation Committee in the discharge of its duties.

The Committee shall meet as frequently as is necessary and shall report to the Board on its activities following each meeting.  The Committee shall meet periodically without management present and with such officers or directors as it considers necessary.  On an annual basis, the Committee shall report to the Board on the Committee's performance against its charter and the goals established annually by the Committee for itself.

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Duties and Responsibilities

The duties of the Compensation Committee are to:

(1)

Review the position description for the Chief Executive Officer and annually evaluate the Chief Executive Officer’s performance against approved corporate objectives;

(2)

Review and make recommendations to the Board regarding proposals for the compensation of executive officers and management, including salary, bonus, options, retirement allowances and all other forms of proposed compensation;

(3)

Review and make recommendations to the Board with respect to the implementation or variation of share option plans, share purchase plans and compensation and incentive plans.  The Committee will ensure proper administration of the Corporation’s existing share option plan, including the granting and making recommendation with respect to the granting of options.  The number of options granted will give consideration to the potential contribution an individual may make to the success of the Corporation; and

(4)

Provide an annual report on executive compensation to the shareholders of the Corporation in the Management Information Circular in accordance with applicable rules and regulations

APPROVED BY THE BOARD ●, 2006